MAINGATE MLP FUND

Class I Shares as of 6/30/14

MLP Opportunity Meets Mutual Fund Convenience

Now you can tap into the energy Master Limited Partnership (MLP) asset class with the convenience of a mutual fund... *1099 tax reporting, no K-1s or UBTI[1], and daily liquidity at NAV.*

Objectives Our primary investment objective is total return by pursuing the generation of current income combined with the appreciation of capital.

Strategies Chickasaw Capital Management seeks well-established MLPs with significant asset bases and operations that are projected to continue their record of achieving earnings growth through expansion, rate increases and acquisitions. We assess the strategic value of an MLP's energy infrastructure assets in terms of stability and predictability of the cash flows they generate. In addition, a lack of broad institutional ownership and in-depth research often makes the market for MLPs inefficient — an opportunity which the Fund seeks to exploit.

Morningstar ★★★★

6/30/14: Rated 4-star Overall among 27 Energy Limited Partnership funds based on risk-adjusted performance[2].

Investment Style	Total Return
Ticker	IMLPX
CUSIP	560599201
Minimum Initial Investment	$1,000,000
Number of Holdings	20-30
Maximum Load	NONE
Redemption Fee	NONE
Management Fee	1.25%
12b-1 Fee	NONE
Expense Ratio before Deferred Taxes *(after fee waivers/reimbursements)*[3]	1.50%
Deferred Income Tax Expense[4]	9.69%
Gross Expense Ratio	11.23%
Last Quarterly Distribution (4/25/14)	$0.1575

CLASS I FUND PERFORMANCE as of 6/30/14

NAV Per Share	Average Annual Returns				
	3 Month	Calendar YTD	1 Year	3 Year	Since Inception 2/17/11
$14.63	13.89%	20.63%	30.37%	19.88%	17.83%

The performance data quoted represents past performance. Past performance is no guarantee of future results. The investment return and the principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the information quoted. To obtain performance information current to the most recent month-end please call 855.MLP.FUND (855.657.3863).

[1] UBTI (Unrelated Business Taxable Income): Income regularly generated by a tax-exempt entity by means of taxable activities. This income is not related to the main function of the entity, but is needed to generate a small portion of income.

[2] Morningstar Proprietary Ratings reflect risk-adjusted performance as of 6/30/14. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance figures associated with its three-, five- and ten-year (if applicable) Morningstar Rating metrics. For each fund with at least a three year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar risk-adjusted return measure that accounts for variation in a fund's monthly performance placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. The Fund received 4 stars for the three-year time period ended 6/30/14 among 27 Energy Limited Partnership Funds, respectively. Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in distribution percentage. The Overall Morningstar Rating is for the I Share and does not apply to other share classes of the Fund. ***Past performance is no guarantee of future performance.***

[3] The Fund's adviser has contractually agreed to cap the Fund's total annual operating expenses (excluding brokerage fees and commissions; borrowing costs; taxes, such as Deferred Income Tax Expense; acquired fund fees and expenses; 12b-1 fees; and extraordinary expenses) at 1.50% of the average daily net assets of each class through March 31, 2015, subject to possible recoupment by the adviser within three years from the date of reimbursement to the extent that recoupment would not cause the Fund to exceed the expense cap. The Board of Trustees has sole authority to terminate the expense cap prior to its expiration and to approve recoupment payments.

[4] The Fund's accrued deferred tax liability is reflected in its net asset value per share on a daily basis. Deferred income tax expense/(benefit) represents an estimate of the Fund's potential tax expense/(benefit) if it were to recognize the unrealized gains/(losses) in the portfolio. An estimate of deferred income tax expense/(benefit) depends upon the Fund's net investment income/(loss) and realized and unrealized gains/(losses) on its portfolio, which may vary greatly on a daily, monthly and annual basis depending on the nature of the Fund's investments and their performance. An estimate of deferred income tax expenses/(benefit) cannot be reliably predicted from year to year. The 9.69% deferred tax expense represents the performance impact of accrued deferred tax liabilities for the fiscal year ended November 30, 2013. Total annual Fund operating expenses before deferred taxes (after fee waivers/reimbursements) were 1.50% for Class I shares.

The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. The summary and statutory prospectus contains this and other important information about the investment company, and it may be obtained by calling 855.MLP.FUND (855.657.3863). Read it carefully before investing.



MAINGATE MLP FUND

562

Class I Shares as of 6/30/14

Highlights

- 1099 tax reporting
- No K-1s or UBTI
- Performance potential compared to broader equity markets and other asset classes
- Income & growth potential
- Liquidity, transparency and flexibility
- Inflation-hedging potential
- Qualified retirement plan eligibility
- IRA eligibility
- Portfolio diversification

Portfolio Managers

The portfolio managers of Chickasaw Capital Management — adviser of the MainGate MLP Fund — have spent an average of 19 years within the MLP sector...*we believe this makes us one of the most experienced MLP investment teams in the U.S.*

Geoffrey P. Mavar, Principal
Matthew G. Mead, Principal
David N. Fleischer, Principal

To learn more, visit www.chickasawcap.com.

Mutual fund investing involves risk. Principal loss is possible. *The Fund is nondiversified, meaning it may concentrate its assets in fewer individual holdings than a diversified fund. Therefore, the Fund is more exposed to individual security price volatility than a diversified fund. The Fund will invest in Master Limited Partnerships (MLPs) which concentrate investments in the natural resource sector and are subject to the risks of energy prices and demand and the volatility of commodity investments. Damage to facilities and infrastructure of MLPs may significantly affect the value of an investment and may incur environmental costs and liabilities due to the nature of their business. MLPs are subject to significant regulation and may be adversely affected by changes in the regulatory environment. Investments in smaller companies involve additional risks, such as limited liquidity and greater volatility. Investments in foreign securities involve greater volatility and political, economic and currency risks and differences in accounting methods. MLPs are subject to certain risks inherent in the structure of MLPs, including complex tax structure risks, limited ability for election or removal of management, limited voting rights, potential dependence on parent companies or sponsors for revenues to satisfy obligations, and potential conflicts of interest between partners, members and affiliates.*

Diversification does not assure a profit or protect against a loss in a declining market.

The Fund does not receive the same tax benefits of a direct investment in an MLP. *The Fund is treated as a regular corporation, or "C" corporation and is therefore subject to U.S. federal income tax on its taxable income at rates applicable to corporations (currently at a maximum rate of 35%) as well as state and local income taxes. MLP Funds accrue deferred income taxes for future tax liabilities associated with the portion of MLP distributions considered to be a tax-deferred return of capital and for any net operating gains as well as capital appreciation of its investments. This deferred tax liability is reflected in the daily NAV and as a result the MLP Fund's after-tax performance could differ significantly from the underlying assets even if the pre-tax performance is closely tracked. The potential tax benefits from investing in MLPs depend on them being treated as partnerships for federal income tax purposes. If the MLP is deemed to be a corporation then its income would be subject to federal taxation, reducing the amount of cash available for distribution to the Fund which could result in a reduction of the Fund's value.*

Distributed by Quasar Distributors, LLC.

SECTORS AND HOLDINGS as of 6/30/14

SECTORS / HOLDINGS	% OF FUND
Crude/Refined Products Pipelines and Storage	**45.77%**
Plains All American Pipeline, LP	7.87%
Genesis Energy, LP	6.10%
Buckeye Partners, LP	6.04%
Oiltanking Partners, LP	4.78%
Magellan Midstream Partners, LP	4.64%
Sunoco Logistics Partners, LP	3.90%
Phillips 66 Partners, LP	3.13%
Tesoro Logistics, LP	2.84%
MPLX, LP	2.34%
Valero Energy Partners, LP	2.10%
Plains GP Holdings, LP	2.03%
Kinder Morgan Management, LLC	0.00%
Natural Gas/Natural Gas Liquid Pipelines and Storage	**35.54%**
Enterprise Products Partners, LP	8.01%
Williams Companies, Inc.	7.50%
Western Gas Equity Partners, LP	5.12%
Energy Transfer Equity, LP	5.03%
EQT Midstream Partners, LP	2.98%
Western Gas Partners, LP	2.89%
QEP Midstream Partners, LP	2.01%
Williams Partners, LP	2.00%
Natural Gas Gathering/Processing	**18.69%**
Enlink Midstream, LLC	5.98%
Targa Resources Corp.	5.10%
Access Midstream Partners, LP	3.80%
Targa Resources Partners, LP	2.91%
Enlink Midstream Partners, LP	0.90%

Fund holdings and sector allocations are subject to change at any time and are not recommendations to buy or sell any security.